[Letterhead of Sutherland Asbill & Brennan LLP]

May 29, 2015

VIA EDGAR

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             New Mountain Finance Corporation

Registration Statement on Form N-2 Filed on April 27, 2015

File No. 333-203676

Dear Ms. Miller:

On behalf of New Mountain Finance Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter, dated May 27, 2015, with respect to the Company’s registration statement on Form N-2 (File No. 333-203676), filed with the Commission on April 27, 2015 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the Company’s responses.  Where revisions to the Prospectus are referenced in the below responses, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement, filed concurrently herewith.

PROSPECTUS

Prospectus Summary — Overview (Pages 2-4)

1.                                      The second full paragraph on page 3 states that the Company has established two wholly-owned subsidiaries, NMF Ancora and NMF YP, which serve as tax blocker corporations.  This section discloses that these subsidiaries are not consolidated for income tax purposes.  On page 72, however, the Company discloses that these subsidiaries are consolidated for accounting purposes. Please revise the disclosure on page 3 to clarify that although the subsidiaries are consolidated for accounting purposes, they will not be consolidated for income tax purposes. Please also confirm to us that any borrowings by either of these subsidiaries will be treated as borrowings by the Company for purposes of the limitations on indebtedness set forth in Section 61 of the Investment Company Act of 1940 Act (“1940 Act”). These comments apply equally to NMF QID, a wholly-owned subsidiary serving as a tax blocker corporation, which is described on page 5.

The Company has revised the above-referenced disclosure in the Prospectus in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that it does not anticipate that these subsidiaries will have any borrowings given that they are tax blocker corporations. However, to the extent that these subsidiaries do have any borrowings in the future that are considered senior securities under the 1940 Act, the Company would treat such borrowings of these subsidiaries as borrowings of the Company for purposes of the limitations on indebtedness set forth in Section 61 of the 1940 Act.

Fees and Expenses (Pages 16-17)

2.                                      Please round all percentages in the fee table to the nearest hundredth of one percent. See General Instruction 3 to Item 3 of Form N-2.

The Company has revised the above-referenced disclosure in the Prospectus in response to the Staff’s comment.

3.                                      Please confirm to us that the expenses of the NMFC Senior Loan Program I, LLC are included in the fee table.

The Company has revised the “Fees and Expenses” table to add an “Acquired Fund Fees and Expenses” line in response to the Staff’s comment.

4.                                      Footnote 4 to the fee table states that the base management fee reflected in the fee table is presented “net of the management fee waiver.” The management fee should be presented net of fee waivers only if the waiver is contractual and will be in effect for at least one year from the effective date of the Company’s prospectus. If the waiver meets those conditions, please show the base management fee on a gross basis and add a caption to the table indicating the amount of the fee waiver. Finally, add a descriptive caption indicating that the fees are net of a waiver, such as “Total Annual Fund Operating Expenses After Fee Waiver”. If the waiver does not meet the conditions above, please revise the fee table to present the base management fee on a gross basis and revise footnote 4 accordingly.

The Company has revised the above-referenced disclosure in the Prospectus in response to the Staff’s comment.

Selected Financial and Other Data (Page 19)

5.                                      Please confirm to us that this section will be updated for the quarter-ended March 31, 2015 in the Company’s pre-effective amendment.

The Company advises the Staff on a supplemental basis that the “Selected Financial and Other Data” has been updated for the quarter-ended March 31, 2015 in Pre-Effective Amendment No. 1 to the Registration Statement, filed concurrently herewith.

PART C

Item 25. Financial Statements and Exhibits (Page F-12)

6.                                      Consolidated Schedule of Investments — Footnote **. The “**” footnote symbol indicates assets that the Company deems to be “non-qualifying assets” under Section 55(a) of the 1940 Act. In future financial statements, please disclose the percentage of the Company’s investments that are “non-qualifying assets.”

The Company confirms to the Staff on a supplemental basis that the Company will disclose the percentage of the Company’s investments that are “non-qualifying assets” in a footnote to the Consolidated Schedule of Investments of future financial statements. The Company has also added such disclosure in a footnote to the “Portfolio Companies” table in the Prospectus.

Notes to Consolidated Financial Statements — Note 2 (Page F-26)

7.                                      Note 2 — Collateralized Agreements or Repurchase Financings. This paragraph states that “[a]s of December 31, 2014, the Company held one collateralized agreement to resell with a carrying value of $30,000, collateralized by a security with a fair value of $30,000 and guaranteed by the counterparty. The counterparty has the option to repurchase the collateral from the Company at the par value of the collateralized agreement within a year. The collateralized agreement earns interest at a rate of 15.0% per annum as of December 31, 2014.” Please disclose the name of the counterparty, and include a description of the securities and related collateral subject to the repurchase agreements. See Rule 12-12, n. 2 of Regulation S-X.

The Company advises the Staff on a supplemental basis that, as of December 31, 2014, the Company held one collateralized agreement to resell with a carrying value of $30.0 million, collateralized by a second lien bond of Northstar GOM Holdings Group LLC with a fair value of $30.0 million and guaranteed by the counterparty, Platinum Partners Value Arbitrage Fund.  The Company also confirms to the Staff on a supplemental basis that the Company will disclose the name of the counterparty and include a description of the securities and related collateral subject to any repurchase agreements in a note to the Company’s future financial statements to the extent such repurchase agreements remain outstanding in the future.

Notes to Consolidated Financial Statements — Note 9 (Page F-59)

8.                                      Note 9 — Commitments and Contingencies. Please note our position on unfunded commitments, which are contractual obligations of the Company to make loans up to a specified amount at future dates, and which may subject the Company to risks similar to those created by standby commitment agreements. Unfunded commitments, like standby commitment agreements, may be senior securities under Section 18(g) of the 1940 Act, which defines “senior security” to mean “any . . . obligation or instrument constituting a security and evidencing indebtedness”. See Investment Company Act Rel. No. 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979). We consider unfunded commitments that specify an interest rate to be senior securities subject to the coverage requirements of Sections 18 and 61 of the 1940 Act, unless the Company has segregated liquid assets equal to the marked-to market value of its unfunded commitments. Please explain to us whether the Company currently treats its unfunded commitments as senior securities. In your response, please explain whether the Company currently segregates liquid assets, or has borrowing capacity within its 200% asset coverage limitation, sufficient to cover the value of its unfunded commitments. After we review your response, we may have additional comments.

The Company advises the Staff on a supplemental basis that as of March 31, 2015 and December 31, 2014, respectively, the Company had sufficient cash and cash equivalents, or borrowing capacity within its 200% asset coverage limitation, to cover the value of its unfunded commitments as of such dates.

GENERAL COMMENTS:

9.                                      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Company acknowledges the Staff’s comment.

10.                               If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (“Securities Act”), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

The Company advises the Staff on a supplemental basis that it does not presently intend to omit information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act.

11.                               Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Company advises the Staff on a supplemental basis that it does not presently intend to seek any exemptive or no-action relief in connection with the Registration Statement.

12.                               Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The Company acknowledges the Staff’s comment and has reflected the changes referenced herein in Pre-Effective Amendment No. 1 to the Registration Statement.

13.                               We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management is in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges the Staff’s comment.

14.                               Notwithstanding our comments, in the event that the Company requests acceleration of the effective date of the pending registration statement, they should furnish a letter, at the time of such request, acknowledging that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

The Company acknowledges the Staff’s comment.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:                                David Cordova / New Mountain Finance Corporation

John Mahon / Sutherland Asbill & Brennan LLP